Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On November 2, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE OCTOBER DAILY VOLUME AVERAGES 4.6 MILLION CONTRACTS:

DOWN 6% YTD, 21% FROM ALL-TIME-RECORD OCTOBER IN 2008

CHICAGO, November 2, 2009 — The Chicago Board Options Exchange (CBOE) today reported that trading volume during October 2009 averaged 4.6 million contracts per day, a decline of 21 percent from October 2008 when average daily volume (ADV) was 5.8 million contracts.  Trading volume in October 2009 totaled 101.8 million contracts versus the record 134.2 million contracts traded in October 2008.  When compared to September 2009, October total volume rose three percent, while ADV was off two percent.

Year to date, CBOE ADV is down six percent to 4.6 million contracts compared to 4.9 million contracts ADV during the first ten months of 2008. Year-to-date 2009 trading volume totaled 958.7 million contracts, seven percent behind the record 1.034 billion contracts traded during the same period in 2008.

	October 2009 Volume (22 days)	% Change vs October 2008 (23 days)	% Change vs. September 2009 (21 days)	Year-To-Date Volume (210 days)	% Change vs 2008 (212 days)
Industry Total	330,432,938	-12%	5%	3,052,600,794	-2%
CBOE Total	101,810,134	-24%	3%	958,686,458	-7%
CBOE Total ADV	4,627,733	-21%	-2%	4,565,174	-6%
Equity	57,313,014	-5%	4%	544,903,964	4%
Equity ADV	2,605,137	0%	0%	2,594,781	5%
Cash-Settled Index	21,797,622	-39%	13%	182,823,813	-18%
Cash-Settled Index ADV	990,801	-36%	8%	870,590	-17%
ETF Options	22,699,483	-41%	-8%	230,952,984	-19%
ETF Options ADV	1,031,795	-39%	-12%	1,099,776	-19%
Exchange Open Interest	288,392,463	-2%	8%	—	—

Equity, Index, and ETF Options Volume

CBOE’s ADV in equity options for October 2009 of 2.6 million contracts was relatively unchanged from October 2008 and September 2009.  Total October equity options volume was 57.3 million contracts, a decline of five percent from the same month last year when 60.1 million contracts traded, but up four percent from 55.0 million contracts in September.  In addition, year-to-date 2009 equity options ADV of nearly 2.6 million contracts rose five percent from 2.5 million contracts in January through October 2008.

-more-

Index options volume in October 2009 totaled 21.8 million contracts, a 39-percent decline from October 2008 when 35.5 million contracts traded (best month ever for CBOE index options) and an increase of 13 percent versus 19.2 million contracts from September 2009. Index options ADV at CBOE in October 2009 was just over 990,000 contracts, a 36-percent drop from the October 2008 ADV of 1.5 million contracts, but an increase of eight percent over September ADV of 915,000 contracts. For the first ten months of 2009, index options ADV was just over 870,000 contracts, a decrease of 17 percent against 1.1 million contracts traded per day during the same period in 2008.

Total ETF options volume at CBOE in October 2009 was 22.7 million contracts, down 41 percent from the 38.6 contracts traded in October 2008, the second highest ETF volume for any month at CBOE, and off eight percent from 24.7 million contracts in September 2009. October ADV in ETF options was one million contracts, down 39 percent from October 2008 ADV of 1.7 million contracts and 12 percent behind September ADV of 1.2 million contracts.  Year-to-date ADV in ETF options is 1.1 million contracts, a decrease of 19 percent from 1.4 million contracts for the same period in 2008. For expanded October index and ETF options volume information: www.cboe.com/data/monthlyvolume.aspx.

CBOE’s October Market Share at 30.8 Percent Leads Industry

In October, CBOE’s market share of total industry volume was 30.8 percent, down 0.6 of a percentage point from September 2009 and 4.9 percentage points from October 2008.  CBOE’s market share for equity options was 26.6 percent, down 0.9 of a percentage point versus the previous month and 2.1 percentage points from October 2008.  CBOE also accounted for 92.3 percent of October’s industry-wide volume in cash-settled index options, up when compared to year-ago, previous-month and year-to-date levels.  ETF options market share of 24.9 percent in October dropped 5.3 percentage points from one year ago and 1.5 percentage points from September 2009.

CBOE Market Share	Oct 2009 Market Share	% Pt. Change vs Oct. 2008	% Pt. Change vs Sept. 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	30.8%	-4.9%	-0.6%	31.4%	-1.8%
Equity	26.6%	-2.1%	-0.9%	27.9%	0.8%
Index	92.3%	0.8%	0.3%	91.0%	2.8%
ETF	24.9%	-5.3%	-1.5%	25.8%	-5.0%

October Highlights:

•                  The top five most actively traded equity options at CBOE during October were Citigroup, Inc. (C), Bank of America Corporation (BAC), General Electric (GE), Apple (AAPL), and Intel Corp (INTC).

•                  The top five most actively traded index and ETF options at CBOE during October were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index options (VIX), and iShares Russell 2000 Index Fund (IWM). Expanded information on October volume for Index options and ETF options is available at www.cboe.com/data/monthlyvolume.aspx.

•                  On October 28, CBOE released its unaudited financial results for third-quarter 2009. Total revenues of $98.4 million decreased 17 percent from $117.9 million in 3Q 2008, and net income dropped 48 percent to $19.2 million versus $36.7 million in third-quarter 2008. Third-quarter 2009 results reflected a challenging market recovery, making comparisons difficult with record results reported in last year’s third quarter, when extraordinary market events resulted in record options trading volume.  Through the first nine months of 2009, total revenues were $306.3 million, down four percent from the year-ago period. See Information Circular IC09-328 at www.cboe.org/Legal/crclInfo.aspx for the complete report.

•                  CBOE Futures Exchange (CFE) in October recorded its most active trading month during 2009 and second-busiest month ever in CFE’s five-year history.  With nearly 190,000 contracts traded, October was the sixth consecutive month this year in which CFE posted month-over-month volume gains, registering a 51-percent increase over October 2008 volume.  Volume in VIX futures, based on the CBOE Volatility Index (ticker VX), set a new all-time high in October with 187,628 contracts traded, besting the previous record of 173,864 contracts in November 2007.

•                  CBOE Stock Exchange (CBSX) recorded 253.7 million shares traded during October, down 49 percent from the Exchange’s record October 2008 volume of 497.9 million shares and off four percent from 264.1 million shares traded in September. CBSX average daily volume in October was 11.5 million shares.

•                  During October, one CBOE membership changed hands at $2.8 million. From January through October, 20 CBOE seats have been sold.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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